Filed Pursuant to Rule 433 of the
Securities Act of 1933, as amended
Registration Statement No. 333-191772
Dated October 17, 2013

Dear Nathan,

Welcome to Fantex!

Your registration is confirmed, and you are now officially a member of the all-new marketplace that lets you buy and sell stock linked to the value and performance of the brand* of a professional athlete.

Currently the Fantex, Inc. tracking stock is not registered in your State of residence. We will notify you when you can begin buying and selling stock. Please take this into account if and when you decide whether to fund your account now or later.

When you decide to fund your account, we have three ways to do so:

1. Wire transfer (really fast)
2. Electronic bank transfer/ACH (pretty fast)
3. Mail-in check (not so fast)

Electronic transfers are most common and will typically have you up and running within 4-5 business days. We'll send you a confirmation as soon as the money hits your account.

This offering is highly speculative and the securities involve a high degree of risk. Investing in Fantex Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associate brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.

Thanks again for registering with Fantex, and welcome aboard!

Thanks,
The Fantex Brokerage Services Team

My Portfolio





FANTEX™

OUR TRADING FLOOR IS MADE OF TURF AND HARDWOOD.

Hello there,

Looks like you haven't signed up yet. OK, maybe you have a few more questions? If so, please check out our **How it Works** page to learn more about all things Fantex.

The Fantex Platform is an all-new marketplace where investors can buy and sell stock linked to the value and performance of a brand* of a professional athlete.

It's real money and a real investment.

So if some of those registration questions seem personal, it's because they're required to open a real brokerage account.

Make what you know about sports and finance matter more.

This offering is highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment.

Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.

SIGN UP NOW »

This is no fantasy.

Thanks,
The Fantex Brokerage Services Team

* Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at **www.sec.gov**. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. **View the prospectus**. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

All securities mentioned are issued by Fantex, Inc. and the use of "Fantex," unless otherwise specified, refers to Fantex Brokerage Services.

Fantex Brokerage Services, LLC, 330 Townsend St., Suite 234 San Francisco, CA 94107

Dear Nathan,

Congratulations, and welcome to Fantex!

Your registration is confirmed, and you are now officially a member of the all-new marketplace that lets you buy and sell stock linked to the value and performance of the brand* of a professional athlete.

If you haven't funded your account yet, you are just one step away from being able to buy shares in the IPO or make a trade. It can be done in one of three ways:

1. Wire transfer (really fast)
2. Electronic bank transfer/ACH (pretty fast)
3. Mail-in check (not so fast)

Electronic transfers are most common and will typically have you up and running within 4-5 business days. We'll send you a confirmation as soon as the money hits your account.

As a reminder, the money will need to be in your account before you can place a reservation for the IPO or trade.

This offering is highly speculative and the securities involve a high degree of risk. Investing in Fantex Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associate brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.

Thanks again for registering with Fantex, and welcome aboard!

Thanks,
The Fantex Brokerage Services Team

My Portfolio



Email 1

Dear Nathan,

Welcome to Fantex!

Your registration is confirmed, and you are now officially a member of the all-new marketplace that lets you buy and sell stock linked to the value and performance of the brand* of a professional athlete.

Currently the Fantex, Inc. tracking stock is not registered in your State of residence. We will notify you when you can begin buying and selling stock. Please take this into account if and when you decide whether to fund your account now or later.

When you decide to fund your account, we have three ways to do so:

1. Wire transfer (really fast)

2. Electronic bank transfer/ACH (pretty fast)

3. Mail-in check (not so fast)

Electronic transfers are most common and will typically have you up and running within 4-5 business days. We'll send you a confirmation as soon as the money hits your account.

This offering is highly speculative and the securities involve a high degree of risk. Investing in Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.

Thanks again for registering with Fantex, and welcome aboard!

Thanks,

The Fantex Brokerage Services Team

(Button) My Portfolio

This offering is highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment.

* Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the

future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

All securities mentioned are issued by Fantex, Inc. and the use of "Fantex," unless otherwise specified, refers to Fantex Brokerage Services.

If you are still having problems viewing this message, please ****** for additional help.

OUR TRADING FLOOR IS MADE OF TURF AND HARDWOOD.

Hello there,

Looks like you haven't signed up yet. OK, maybe you have a few more questions? If so, please check out our **How it Works** page to learn more about all things Fantex.

The Fantex Platform is an all-new marketplace where investors can buy and sell stock linked to the value and performance of a brand* of a professional athlete.

It's real money and a real investment.

So if some of those registration questions seem personal, it's because they're required to open a real brokerage account.

Make what you know about sports and finance matter more.

This offering is highly speculative and the securities involve a high degree of risk. Investing in Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment.

Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.

(Button) Sign up now

This is no fantasy.

Thanks,

The Fantex Brokerage Team

---

* Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

All securities mentioned are issued by Fantex, Inc. and the use of “Fantex,” unless otherwise specified, refers to Fantex Brokerage Services.

Email 3

Dear Nathan,

Congratulations, and welcome to Fantex!

Your registration is confirmed, and you are now officially a member of the all-new marketplace that lets you buy and sell stock linked to the value and performance of the brand* of a professional athlete.

If you haven't funded your account yet, you are just one step away from being able to buy shares in the IPO or make a trade. It can be done in one of three ways:

1. Wire transfer (really fast)

2. Electronic bank transfer/ACH (pretty fast)

3. Mail-in check (not so fast)

Electronic transfers are most common and will typically have you up and running within 4-5 business days. We'll send you a confirmation as soon as the money hits your account.

As a reminder, the money will need to be in your account before you can place a reservation for the IPO or trade.

This offering is highly speculative and the securities involve a high degree of risk. Investing in Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole.

Thanks again for registering with Fantex, and welcome aboard!

Thanks,

The Fantex Brokerage Services Team

(Button) My Profile

This offering is highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment.

* Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-315-3482. View the prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

All securities mentioned are issued by Fantex, Inc. and the use of "Fantex," unless otherwise specified, refers to Fantex Brokerage Services.